IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS 2019 ATTRIBUTABLE RESERVES OF 16.7 MILLION OUNCES AND ATTRIBUTABLE MEASURED AND INDICATED RESOURCES OF 27.2 MILLION OUNCES

All dollar amounts are in U.S. dollars unless otherwise indicated.
Measured and Indicated Resource Estimates are quoted Inclusive of Mineral Reserves for all sites and projects

Toronto, Ontario, February 18, 2020 – **IAMGOLD Corporation** ("IAMGOLD" or the "Company") today announced its 2019 year-end mineral reserve and resource statement. (See attached table for more details.)

Total attributable Proven and Probable Reserves decreased by 6% to 16.7 million ounces at the end of 2019 from 17.9 million ounces of gold at the end of 2018. The decrease was primarily due to mine depletion during the year given the Company's attributable gold production of 762,000 ounces**.** There was no change in the $1,200 per ounce gold price assumption for estimating Mineral Reserves at the Company's owned and operated mines and development projects.

Total attributable Measured and Indicated Resources (inclusive of Reserves) decreased overall by 2% or 0.7 million ounces to 27.2 million ounces of gold at the end of 2019. Total attributable Inferred Resources increased by 38% or 3.3 million ounces to 12.0 million ounces of gold at the end of 2019, primarily due to the declaration of a Mineral Resource estimate at the Nelligan Gold Project in Quebec and the completion of an updated Mineral Resource estimate at the Côté Gold Project in Ontario. There were no changes in the gold price assumptions for estimating mineral resources at Essakane, Rosebel, and resource-stage projects ($1,500 per ounce) or at Westwood ($1,200 per ounce).

Gordon Stothart, President and COO of IAMGOLD, commented, "In 2019, we made further progress in advancing the resource stage projects in our pipeline. At the Nelligan Gold Project in Quebec, we declared an initial mineral resource and continued to identify additional resources at the Côté Gold Project. We also announced an updated mineral resource estimate at Pitangui in Brazil, successfully converting 52% of its resources to the indicated category. In Ontario, we discovered Gosselin just 1.5 kilometres from the proposed Côté pit, and reported positive drill results from this zone. In Quebec, we continued to explore the Rouyn Gold Project, located approximately 45 kilometres southwest of Westwood, and reported encouraging drill results. In Guinea, situated between our Boto Gold Project in Senegal and our Diakha-Siribaya Project in Mali, we announced an exciting new discovery with high grade intersections on the Karita Gold Project. In addition to the ongoing resource development programs at our existing operations, the potential for delineation of additional resources from our planned 2020 exploration program is strong. We look forward to providing updates from the drill bit as the year progresses."

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "expected", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information

Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Technical Information and Qualified Person/Quality Control Notes
The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The "Qualified Person" responsible for the review and approval of all mineral resource and reserve estimates for IAMGOLD contained herein is Lise Chénard, Eng., Director, Mining Geology. Lise has worked in the mining industry for more than 35 years, mainly in operations, project development and consulting. She joined IAMGOLD in April 2013 and acquired her knowledge of the Company's operations and projects through site visits, information reviews and ongoing communication and oversight of mine site technical service teams or consultants responsible for resource and reserve modeling and estimation.

She is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Note: Mineral reserves and mineral resources for IAMGOLD's gold mines for the 2019 year-end statement were estimated using a $1,200 per ounce gold price (unless otherwise indicated in the notes in Table 1) for mineral reserves and a $1,500 per ounce price for mineral resources (unless otherwise indicated in the notes in Table 1). For open pit operations, gold resources are constrained within an economic pit shell.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material

is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with three operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

Mineral Reserves and Resources of Gold Operations as of December 31, 2019[1][2][3][4][5][6][7][8][9][10][11]
Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel[3], Suriname				(95%)
Proven Reserves	29,522	0.6	574	545
Probable Reserves	92,356	1.0	2,947	2,800
Subtotal	**121,878**	**0.9**	**3,521**	**3,345**
Measured Resources	35,276	0.6	698	663
Indicated Resources	247,210	0.9	7,397	7,027
Inferred Resources	64,191	0.9	1,785	1,696
Saramacca[3], Suriname				(66.5%)
Proven Reserves	111	0.5	2	1
Probable Reserves	26,090	1.8	1,531	1,018
Subtotal	**26,201**	**1.8**	**1,533**	**1,019**
Measured Resources	111	0.5	2	1
Indicated Resources	27,509	2.0	1,752	1,165
Inferred Resources	11,689	0.7	270	180
Essakane[3], Burkina Faso				(90%)
Probable Reserves	124,713	1.0	3,805	3,425
Subtotal	**124,713**	**1.0**	**3,805**	**3,425**
Indicated Resources	150,693	1.0	4,688	4,219
Inferred Resources	12,586	1.1	446	401
Gossey[4], Burkina Faso				
Indicated Resources	10,454	0.9	291	262
Inferred Resources	2,939	0.9	85	77
Westwood[7], Canada				(100%)
Proven Reserves	1,196	8.1	313	313
Probable Reserves	4,073	6.7	871	871
Subtotal	**5,269**	**7.0**	**1,184**	**1,184**
Measured Resources	925	12.1	359	359
Indicated Resources	4,133	8.3	1,108	1,108
Inferred Resources	6,174	8.6	1,698	1,698
Sadiola[8], Mali				(41%)
Probable Reserves	59,751	2.0	3,860	1,583
Subtotal	**59,751**	**2.0**	**3,860**	**1,583**
Indicated Resources	113,725	1.9	6,793	2,785
Inferred Resources	17,642	1.7	956	392
Côté Gold[9], Canada				(64.75%)
Proven Reserves	139,253	1.0	4,640	3,004
Probable Reserves	93,747	0.9	2,644	1,712
Subtotal	**233,000**	**1.0**	**7,284**	**4,716**
Measured Resources	152,100	1.0	4,720	3,056
Indicated Resources	213,400	0.8	5,480	3,548
Inferred Resources	189,600	0.6	3,820	2,473
Boto Gold[3], Senegal				(90%)
Probable Reserves	29,040	1.7	1,593	1,434
Subtotal	**29,040**	**1.7**	**1,593**	**1,434**
Indicated Resources	40,567	1.6	2,033	1,830
Inferred Resources	8,196	1.8	469	422
Monster Lake[5], Canada				(75%)
Inferred Resources	1,110	12.1	433	325
Nelligan[6], Canada				(75%)
Inferred Resources	96,990	1.0	3,194	2,396
Eastern Borosi[10], Nicaragua				(51%)
Inferred Resources	4,418	5.7	812	414
Pitangui[6], Brazil				(100%)
Indicated Resources	3,330	4.4	470	470
Inferred Resources	3,559	3.8	433	433
Diakha-Siribaya[5], Mali				(90%)
Indicated Resources	18,031	1.3	744	669
Inferred Resources	23,179	1.6	1,176	1,058
TOTAL[11]				
Proven & Probable Reserves	599,852	1.2	22,780	16,706
Measured and Indicated Resources	1,017,464	1.1	36,535	27,164
Inferred Resources	442,273	1.1	15,577	11,965

Notes:

(1) In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(2) Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, SEC Industry Guide 7 does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, SEC Industry Guide 7 generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserve and Mineral Resource Estimates".

(3) Rosebel, Saramacca, Essakane, and Boto Gold mineral reserves have been estimated as of December 31, 2019 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2019 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(4) Gossey has been estimated as of December 31, 2018 using a $1,200/oz gold price and have been estimated in accordance with NI 43-101.

(5) Monster Lake and Diakha-Siribaya mineral resources have been estimated as of December 31, 2018 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(6) Nelligan and Pitangui mineral resources have been estimated as of December 31, 2019 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(7) Westwood mineral reserves have been estimated as of December 31, 2019 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2019 using a 5.5 g/t gold cut-off over a minimum width of 2.4 metres and have been estimated in accordance with NI 43-101.

(8) Mineral reserves at Sadiola have been estimated as of December 31, 2019 using an average of $1,200/oz gold price and mineral resources have been estimated as of December 31, 2019 using a $1,400/oz gold price and have been estimated in accordance with the JORC code.

(9) Côté Gold Mineral Reserves have been estimated as of December 31, 2018 using a $1,200/oz gold price. The Mineral Resources have been estimated as of December 31, 2019 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101.

(10) Eastern Borosi mineral resources are disclosed as gold equivalent ounces calculated using the formula: AuEq (g/t) = Au (g/t) + Ag (g/t) / 101.8; and have been estimated as of December 31, 2018 using a $1,500/oz gold price, and a $23/oz silver price and in accordance with NI 43-101. Underground resources are estimating using a cut-off grade of 2.0 g/t gold equivalent with a minimum width of 2.4m and open pit resources are estimated using a cut-off grade of 0.42 g/t gold equivalent over a 3.0m minimum width.

(11) Due to rounding, numbers presented throughout this document may not add up precisely to the totals.

The Company's reserve estimate is comprised of in-place material, i.e., contained ounces of gold and metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.